Exhibit 99.1

Company Participants

Quinn Callanan - MZ Group

Roger Hamilton - Founder and CEO

Adrian Reese – CFO

Michael Moe - Board Chairman

Conference Call Participants

Operator

Ladies and gentlemen, good morning. And welcome to the Genius Group Full Year 2023 Earnings Webcast and Conference Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Quinn Callanan from MZ Group. Please go ahead.

Quinn Callanan

Thanks, operator. And good morning, everyone. Welcome to the Genius Group full year 2023, earnings webcast and conference call. On the call today from Genius Group is Roger Hamilton, Founder and Chief Executive Officer; Adrian Reese, Chief Financial Officer, Michael Moe, Board Chairman, and Peter Ritz, Director and Former CEO of FatBrain.

I’d like to remind everyone that this call may contain forward-looking statements as they are defined under the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties that could arise - that could cause actual results to differ materially from those expressed in the forward-looking statements. For discussion of such risks and uncertainties, please see Genius Group’s most recent filings with the SEC.

All forward-looking statements made today reflect our current expectations only, and we undertake no obligation to update any statement to reflect the events that occur after this call. Also, during the course of today’s call, the company may be discussing one or more non-IFRS financial measures, including but not limited to EBITDA, adjusted EBITDA, adjusted EBITDA margin, reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measures are included in the press release and slide presentation we issued this morning.

Copies of today’s press release, as well as the presentation that accompanies this conference call are accessible on Genius Group’s Investor Relations website. In addition, our Form 20-F for the full year ended December 31, 2023, was filed with the SEC this week and is also available on Genius Group’s Investor Relations’ website.

And now, I’d like to turn the call over to Michael Moe, Board Chairman, for some opening remarks.

Michael Moe

Hi, everybody. I’m very excited to join you and very excited to join Genius Group as its Chairman. What is exciting for me, and why I’ve chosen to be involved here, is I believe Genius Group is positioned, to really be on the forefront of this AI revolution, which is the biggest development, the biggest disruption we’ve seen in the marketplace since the commercialization of the Internet 30 years ago.

When you look at this AI revolution, and why I think we’re so positioned in such a compelling way, is we really bring three key elements to the AI revolution. We are creating the battle plan that’s through OpenExO. We are training the soldiers that’s through Genius Group. And we are providing the ammunition that is through FatBrain.

If you look at this market, there’s $2 trillion of opportunity that’s going to be created over the next five years. And we believe we’re really going to be at the center of it. Mark Cuban I mean Mark said there’s only two types of companies in the world, those who are great at AI and everybody else. If you don’t know AI, you’re going to fail. We think that we are going to be a key player, to make this all happen.

And so with that, I’m going to turn it over to the CEO, Roger Hamilton, to talk about our results, where we’re at, and where we’re going in the future. Roger?

Roger Hamilton

Thank you very much, Michael. And good morning, everyone. Thank you for joining us today for our financial year 2023 financial conference call. Stephen Hawking famously said the rise of powerful AI, will be either the best or the worst thing ever to happen to humanity. So we are currently living through this rapid rise of powerful AI. And Genius Group’s mission is to make this the best thing, to happen to us.

So as a world leader in AI education and acceleration, we are providing the AI training and AI tools that students, companies, governments and society are demanding. And on this call, we will share with you how our premium AI education model, and acquisition strategy has led to historic pro forma revenue growth, of over 100% year-over-year.

And we’ll also share how our local AI-powered Genius City education ecosystem for students, entrepreneurs, businesses and governments, combined with our GeniusU Global Edtech marketplace can achieve our five year goal of impacting 100 million students and generating over $1 billion dollars of annual revenue while preparing us, for the exponential economies of tomorrow. In the last three years, we have achieved over 10 times revenue growth. And we’re going to be sharing with you how we now plan to 10 times again.

Here is a snapshot of our company today. We’re a Singapore-based group of companies with a global presence and have been publicly listed on NYC American since 2022. By the numbers, our pro forma revenue grew 150% in 2023 to $70.2 million. And we’re targeting a further 50% growth to $105 million of revenue in 2024.

Our gross margin grew from 47% to 52%, as we doubled down on our AI and digital delivery of our courses. And we grew our student base 24%, from 4.5 million and to 5.5 million students in over 100 countries. We have assembled a world-class team to deliver a solid dependable path to a market leading business with strong investor returns.

And as Founder and CEO, I’m a lifetime education entrepreneur launching my first start-up while getting an architecture degree from Cambridge University. And then becoming the Founding Chairman of the Green School in Bali, recognized by the World Economic Forum as the model school of the future. And for the last 20 years, I’ve educated entrepreneurs, with a unique entrepreneur dynamics education model as a New York Times best-selling author, with over 1 million followers on social media. And it’s this model that now forms the basis of our Genius curriculum.

Our Board Director, Salim Ismail, is an equally prominent thought leader, whose predictions on AI have attracted millions of views, and recent retweets from the likes of Elon Musk on social media. He’s the Founding Executive Director of Singularity University, co-Founded by Peter Diamandis and Ray Kurzweil on the board of the XPRIZE. And his exponential organizations model is being used by Fortune 500 companies and governments, to deliver exponential growth in the age of AI.

Salim’s ExO model and global community of certified trainers, is now being integrated into the Genius Group and gives us a world leadership position in AI education. Leading Edtech investor Michael Moe, who you have just heard from, has also joined Board recently as Chairman.

He’s the Founder and CEO of GSV Holdings, investing in game changing AI businesses such as X, Meta and Palantir. And GSV has several funds focused on the digital learning sector and is invested in Coursera, Chegg, Course Hero, Masterclass and Guild Education.

And this makes Michael arguably America’s leading early investor in Edtech companies that have gone on to reach billion dollars or more in value. And our CFO, Adrian Reese, who you’ll be hearing from shortly, also joined us on this call today, and is equally familiar with billion dollar ventures. And Morgan Stanley, for 16 years, he held senior roles, including CFO of APAC Investment Banking and International Wealth Management and Head of Corporate FP&A, management reporting, governance and control.

And all of us share the same passion for education. And together with the rest of our Board, leadership and global team, together with our 15,000 partners, we share the belief that the AI education revolution represents one of the greatest opportunities for both income and impact in the world today.

So how big is this opportunity? The global lifelong learning market is forecast to grow to $10 trillion in size by 2030. As for AI, according to PWC, AI technology could generate $15.7 trillion in global revenue by 2030 and boost the GDP of local economies by an additional 26%. AI is already growing exponentially and Omni predicts that by next year, AI service revenue will increase by 600%, higher than it was in 2020.

So as an early mover in this market, however, we have remained a newcomer to investors. As of today, with 186 million in issued shares of GNS, our share price reflects a price to 2024 revenue ratio of 0.8 times, which is one eighth of the industry average of 4.7 times for Edtech companies, despite a growth rate far in excess of our peers.

So let’s dive deeper into, first of all, the market opportunity. The future of education is lifelong learning. According to HollonIQ, today’s global lifelong learning market is over $7 trillion and is forecast to grow to $10 trillion by 2030. This is our market opportunity. We believe, we are one of the few Edtech companies that currently offers a curriculum that covers the full lifelong learning market, from pre-K to primary, secondary, university and adult learning.

We believe we are also the only publicly listed company that, provides all learners with AI Avatars to personalize pathways, preparing them for the future of work based on their passions, purpose and talents. And it’s not a secret that the current education system is broken. And this belief is shared by parents, students, teachers and companies seeking skilled talent in the age of AI.

As with other sectors that have been largely centralized and government controlled and are now being disrupted by technology and market demands, we are currently seeing an AI revolution in education. I don’t think it’s unreasonable to expect that the market leaders in this global change could capture a 10% share of the $10 trillion market. And as a result, we may be seeing one or more trillion dollar education companies emerge in the coming years.

Such a market leader, I believe, will be AI powered, connecting local markets with a global marketplace of AI training and AI tools with the very best courses, teachers and tools rising to the top through user ratings. A decentralized, personalized learning network. Well, this is Genius Group’s model and our ambition is to be the market leader.

AI powered education is the future of learning, and we deliver an AI powered freemium model, giving each student a personalized, relevant and up-to-date path via our GeniusU Edtech platform. A recent Deloitte study estimated that business skills have a half-life of five years and that technology skills have a half-life of two and a half years. With the adoption of AI increasing lifelong learning and constant up-skilling, making it essential and it is our solution that basically solves this problem.

As we grow from a 6 million, to our target of 10 million student number this year, each student follows their own personalized path, beginning with a free event or course registered on GeniusU and then meeting their AI guide and Avatars to personalize each journey, with a percent upgrading to paid AI courses, certifications, mentoring and tools.

Our platform then operates as an Amazon for education, connecting training and tools, from 15,000 educators and product partners from around the world, within our global community of lifelong learners. This freemium to premium model that we employ delivers the first of two multipliers that drive our growth. We call this multiplier our Genius Formula.

If we can achieve a cost of acquisition, of less than $1 per student and achieve an average revenue per student of $10 per year, we will have an industry beating 10 times ROAS or return on acquisition spend and a profitable, sustainable engine to 100 million students and $1 billion in annual revenue.

As you can see from our current metrics, we are currently achieving this formula as we grow, with an average of 20.5 times ROAS in the first 24 months of each student’s journey with us. And we believe we will see our Genius Formula continue to improve, with the use of AI to optimize our platform, as we attract and engage new students.

Our second Growth Multiplier is our Genius City model with local teams delivering a full learning ecosystem, linking schools, startups, businesses and government to build an AI-powered exponential economy for the future of work. Smart cities are built on smart technology. Genius Cities are built on smart people with smart technology, with lifelong learning as their central driver.

Just as the Industrial Revolution was led by cities that first wired to electricity, the AI revolution is being led by the cities, first wired to intelligence. Genius Group is the first education company to be actively laying this groundwork with Singapore, Dubai and Abu Dhabi Genius Cities now launched and another nine cities launching in 2024.

Each city has a target of $10 million revenue in three years, and we see our billion dollar revenue target being achieved in two ways. 100 million students at $10 revenue per student and 100 cities at $10 million revenue per city. With our recent combination of Genius Group, OpenExO led by Salim Ismail and FatBrain AI led by Peter Ritz, we have the full product suite to deliver on this AI revolution.

Genius Group delivers the Sámi, OpenExO the battle plan and FatBrain AI the ammunition. And as a result, our product range covers all four segments in a Genius Cycle. This is a virtuous cycle that through AI exponentially accelerates growth and adoption. So take Abu Dhabi and Dubai where I’m speaking from right now as an example.

We’re launching our Genius City model here with AI ready workshops attended by government officials, CEOs, startups and students. All are linked to a sovereign AI city portal on GeniusU where their data, AI Avatars, AI training and AI tools are localized to the local culture and economy. Entrepreneur Accelerators and Company Sprints generate new use cases and AI tutors and courses for students lead to an ongoing growth in the talent pool.

The shared intelligence of what is working best aims to ten times performance, productivity, income and impact is shared between sectors and the local government as well as globally between cities. This gives Genius Cities a competitive advantage with ongoing access to the latest AI training, AI tools and AI talent, to build an exponential economy in the age of AI.

And so based on our plan, 50% year-on-year growth of our two simple predictable multipliers will lead us to reach 100 million students and $1 billion revenue by 2030. We believe this 50% growth is achievable, through a combination of organic growth and accretive acquisitions. As our 150% pro forma revenue growth last year demonstrates, which obviously is triple our 50% target.

If we see faster ways to reach our goal, we will not be shy to take them. However, the key factors in our growth are ensuring that we can balance growth with sustainability, with solid controls on our financials to attract the right quality of investors as we grow.

And with that, I’ll hand it over to our Chief Financial Officer, Adrian Reese.

Adrian Reese

Thank you, Roger. And good morning, everyone. I can reiterate Roger’s comments about the company’s positive results for 2023, and the exciting outlook for the group in 2024.

On Slide 11, we present our audited financial statements for 2023, as shown in our 20-F filing completed yesterday. This is for the group prior to the combination with FatBrain AI, which is now complete, and OpenExO, which is expected to complete later this quarter.

Revenue increased 27% year-over-year to $23.1 million in 2023, compared to $18.2 million in 2022. This growth was driven by increasing education revenues by 37% to $18.6 million from $13.6 million in 2022. The audited results include nine months of revenues from entrepreneurial results, which was spun off at the beginning of October 2023, as previously announced.

The Genius Group revenue growth in 2023, reflects the robust and growing number of students on our platform. The overall number of students increased 24% in 2023, to 5.5 million students. Additionally, the number of paying students increased 15% in 2023.

Gross profit increased 38% to $11.9 million, from $8.6 million in 2022. And I would also like to highlight that, gross margin expanded 420 basis points to 51.7%, compared to 2022. As previously discussed, Genius Group owns most of the curriculum across the individual operating companies. Hence, we are focused on maintaining a low cost of content and delivering a high gross margin. The group’s net loss reduced 90% to $5.7 million, compared to $58 million in 2022.

On Slide 12, we show our pro forma numbers, adjusting for the acquisition of FatBrain AI and for the spin-off of entrepreneurial results. Genius Group achieved pro forma revenues of $70.4 million in 2023, made up of $18.6 million from our core education business, and $51.8 million in revenue from FatBrain AI acquisition.

Pro forma gross profit in 2023 was $17 million, or 24% of total revenue. And pro forma net loss was $0.8 million. Due to the acquisition of FatBrain AI and the pending OpenExo acquisition, the company has significantly enhanced business model in 2024, leveraging the existing platform, which has serviced the business to consumer and entrepreneur, with a model to support business-to-business and government.

Based on the combined businesses and opportunities we see ahead, we believe 2024 pro forma revenue will be above $105 million, with revenue divided into these four customer segments. We believe much of this growth will be driven by significant increase in students on our platform, which we anticipate will be over $10 million by the year end 2024.

In 2024, we’ve already announced Genius City launches in three cities, Singapore, Dubai and Abu Dhabi and anticipate an additional seven cities to be launched in the remainder of 2024. Additionally, we anticipate being profitable on an adjusted EBITDA basis, with positive EBITDA of over $6 million in 2024.

Given the overall market opportunity and the transformation Genius Group has been undergoing in the past year, we think it’s worth looking at the value, and the opportunity for investors. This table shows publicly listed Edtech and AI service companies with their market cap as of yesterday’s open price to revenue multiples and revenue growth rates.

Revenue growth rates for 2024 range from negative to 49%, with an average of approximately 10%. In this respect, Genius Group exceeds all of its peers, with a 50% forecast revenue growth. The price to revenue ratio for this group, ranges from 2x for companies like Udemy and Coursera, which are growing at approximately 10%, up to 12.6x for Duolingo at 37% growth rate. Genius Group is an outlier with a 0.8x multiple, which is a fraction of both the leading 12.6x multiple, and the average 4.7x multiple our peers are achieving.

In summary, looking at our overall comparables in the industry, we believe we are a pioneer in bringing AI technologies to Edtech platforms. Our revenue growth expectations are best-in-class. We believe that our multiple, base to price to revenue, has significant upside if we deliver on the expectations, we have set ourselves.

We believe this disconnect between our business growth and market price, is both an opportunity for our long-term investors and an area of focus for our investor-related efforts going forward. With ongoing execution and communication, we are confident we will close this gap over time, and earn the valuation improvement.

I will hand it back to Roger for the final slide. Thank you.

Roger Hamilton

Thank you, Adrian. Here is a summary slide of what we’ve discussed today. We believe we are in the midst of an AI revolution, and we are building the most powerful AI education and acceleration platform in the world. We have the battle plan, the army, and the ammunition, and we’re deploying them now at scale.

Billions of dollars are being spent globally to help educate populations on how to best utilize AI for their cities, countries, businesses, and students. AI technology is moving faster than the current educational infrastructure is able to adapt to. Our platform is online, efficient, personalized, and tailored to individual business or government needs.

AI education is a multi-trillion market opportunity, and we are committed to being a leader. We anticipate the number of students on our platform increasing approximately 100% in 2024 to over 10 million students, and we plan to 10x to 100 million by 2030. Our pro forma revenue target - is currently for over $105 million in 2024, which is a 50% increase from 2023 pro forma revenue of $70 million, and we plan to 10x to a $1 billion by 2030.

We want to thank you for joining our call today, and we expect to hold calls on a quarterly basis going forward, and we thank you for your continued interest and support, and we’ll now open the line for questions.

Question-and-Answer Session

Operator

Thank you. [Operator Instructions] Our first question is from the line of Jeremy Pedrotti, an investor. Please go ahead.

Unidentified Analyst

Yes, good morning, gentlemen. I appreciate the information. As a stockholder at GNS, I was just wondering, with all the recent positive news that’s been coming out with the Abu Dhabi and such and new things, how is that going to correlate as far as the stock price? Appreciate the time? Thanks. Have a great day.

Roger Hamilton

Thanks very much, Jeremy. I’ll answer that one. As we all know, the one thing that we as the executive team and the Board can do is influence and control the growth of our company, and do everything on our side to ensure that we’re delivering value. We cannot control the stock price. And so obviously, over time, it’s all investors who are interested to see that stock price go up.

As you heard from Adrian, we are going to ensure that we keep getting the message out there, and we keep on attracting the right investors that are more interested in buying rather than selling our stock, at least from the point of view of us being closer to the market average of where we are as well. And we are going to continue on that pathway going forward.

But that would be the answer. We’re going to be 100% focused at the ongoing long-term growth of the business, and keep proving to the market that we are continuing on this growth trajectory, and making the most of this leadership position we have.

Operator

Thank you. [Operator Instructions] As there are no further questions, I now hand the conference over to Roger Hamilton, for his closing comments. Roger?

Roger Hamilton

Thank you very much. So, on closing comments, I would like to share that I am extremely happy, with the way that the team now is executing on multiple fronts on our strategy. I’m extremely happy that we have attracted, such an incredible leadership team as well, with Adrian now on Board and also having both Peter and Michael who are on this call and on our Board as well.

I’m looking forward to the news that we’re going to be able to share, once we have closed the OpenExO deal as their financials currently are showing up in any of these numbers. And there is a lot of exciting news coming up in the future that we will be sharing in due course as we go as well.

And as always, a big thank you to all of our investors that have stuck with us. And we look forward to the coming years as we move toward 2030, and what we believe is a continued accelerated demand for AI education, which we are delivering now at scale. Thanks very much, everyone.

Operator

Ladies and gentlemen, that concludes the conference of Genius Group. Thank you for your participation. You may now disconnect your lines.